Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR11-12	August 16, 2011

International Tower Hill Mines Appoints Harold Galbriath
as Mining Manager

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces the appointment of Mr. Harold A. Galbriath as the Company’s new Mining Manager, effective September 7, 2011. Mr. Galbriath has over 28 years of experience in all aspects of mining operations, maintenance systems, technical services and industrial engineering support, holding positions with mining companies such as Rio Tinto, Kennecott, Glamis Marigold Mining Company and Drummond Ltd.

Most recently, Mr. Galbriath served as the Mine Manager for ASARCO, LLC at the Mission Mine in Sahuarita, Arizona, where he was responsible for annual mine production of 56.4 million tonnes of material as well as maintenance of all rolling stock. Mr. Galbraith also specified and directed the acquisition of $190 million worth of equipment since 2007. Prior to that, he served as the Mine Superintendent for Glamis Marigold Mining Company where he oversaw the production of 42 million tonnes of materially annually from 2005 to 2006. From 2001 to 2005, he held increasingly senior roles with Drummond Limited in South America, including Production Engineer, Senior Production Engineer and Assistant Superintendent of production at the LaLoma, Caesar and Colombia mines. From 1990 to 2001, he held multiple roles including Senior Projects Engineer as well as Short and Long Range Planning Engineer with Rio Tinto, Kennecott, Barneys Canyon Mining Company and Rawhide Mining Company. Mr. Galbriath has a Bachelor of Science degree in Mining Engineering from the Pennsylvania State University.

Upon joining ITH, Mr. Galbriath will be responsible for developing the Livengood Life of Mine plan including all aspects of ore production and scheduling, overburden management plans, mine capital programs, mine infrastructure engineering, assisting in permit application data acquisition and assessment of construction earthwork requirements.

Carl Brechtel, President and Chief Operating Officer of ITH, states: “Hal has the ideal skillsets and experience with large-scale mining operations to help us optimize the movement of materials to enhance operational efficiencies. His addition to our development team is another important step in retaining the best-in-industry talent as we advance the Livengood project towards development into a major new gold mine in North America.”

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2011 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

International Tower Hill Mines Ltd.	- 2 -	August 16, 2011
NR11-12 Continued

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for a production decision to be made in respect of the Livengood Project, the potential for any production at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.